FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2022

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 24, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U. S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“Nomura” or “NHI”) as of March 31, 2022. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2022.

Millions of yen
As of March 31, 2022
Short-term borrowings	¥1,050,141
Long-term borrowings	9,258,306
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2022
Issued—3,233,562,601 shares as of March 31, 2022
Outstanding—3,017,804,012 shares as of March 31, 2022	594,493
Additional paid-in capital	697,507
Retained earnings	1,606,987
Accumulated other comprehensive income (loss)	127,973

Total NHI shareholders’ equity before treasury stock	3,026,960
Common stock held in treasury, at cost—215,758,589 shares as of March 31, 2022	(112,355)

Total NHI shareholders’ equity	2,914,605
Noncontrolling interests	58,198

Total equity	2,972,803

Total capitalization and indebtedness	¥13,281,250

Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥1,698,193 million as of March 31, 2022.